EXHIBIT 99.1

Hydrogenics Reports Third Quarter 2018 Results

New Awards Mark Continued Progress on Long Term Growth Trajectory; Third Quarter Revenues Reflect Fluctuation in Draw Downs on Orders

MISSISSAUGA, Ontario, Nov. 02, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported third quarter 2018 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“Hydrogenics achieved several critical commercialization milestones during the third quarter on deployments with key, marquee customers, expected to drive significant value for the Company and support our positive outlook for 2019 and beyond,” said Daryl Wilson, President and Chief Executive Officer. “Ongoing trends for electrification and the disruption of energy systems using hydrogen have brought increasing attention from existing and new strategic partners alike in recent months, building momentum across multiple applications. The world’s first hydrogen-powered train – Alstom’s Coradia iLint – is now in regular, reliable service after making an impressive debut at the recent InnoTrans show in Berlin. This milestone is driving significant interest in Europe and North America, as municipalities, EPC developers, and railway operators are riding these trains and asking for additional information. We still expect our first order from Alstom this year.

“Fluctuations in order draw down are to be expected in new emerging markets and, while evident in the third quarter, it does not affect our longer-term confidence or outlook. Our strong product platforms – diversified across multiple applications and geographies – serve us well in mitigating these variations over the long term. While the flow of funding and support of infrastructure has delayed uptake, we remain optimistic regarding ongoing demand in the coming quarters.

“We continue to announce awards that showcase the versatility of our cutting-edge technology to address a wide-array of hydrogen-related energy requirements the world over. We have numerous opportunities in the bid pipeline, highlighted by a number of projects with global brands in areas such as trucking, trains, aerospace and fueling which, in total, would amount to over $100 million of orders outside of China. We continue to believe Hydrogenics is uniquely-positioned to succeed based on the unmatched strength of our technology and breadth of our product portfolio.”

Summary of Results for the Quarter Ended September 30, 2018

  Company revenue was $7.7 million in the third quarter of 2018 compared with $12.1 million in 2017, with the year-over-year decline attributable to the quarterly variability in draw down against existing orders for the Chinese market.

  Gross profit was $1.5 million, or 19.2% of sales, for the third quarter of 2018 compared with $2.9 million or 24.0% of sales, last year, reflecting lower revenue and a higher overhead absorption rate.

  Ongoing improvement in the management of cash operating costs1 which decreased by $0.9 million year-over-year.

  The Company’s Adjusted EBITDA2 decreased $0.6 million for the third quarter of 2018 compared to the same period in 2017, reflecting the lower gross profit, partially offset by the decrease in cash operating costs.
  Net loss increased to $3.4 million, or $(0.22) per share, in 2018 from 2.0 million, or $(0.13) per share, in the prior year’s comparable period.

  The Company ended the third quarter of 2018 with the backlog at $132.1 million, securing new orders of $21.4 million year to date. Order backlog movement during the third quarter (in $ millions) was as follows:

	June 30, 2018	Orders Received	Foreign Exchange	Revenue Recognized	September 30, 2018
OnSite Generation	20.5	5.1	(0.2)	4.5	20.9
Power Systems	111.3	3.0	0.1	3.2	111.2
Total	131.8	8.1	(0.1)	7.7	132.1
  Of the above backlog of $132.1 million, Hydrogenics expects to recognize approximately $55.3 million in the following twelve months as revenue. Revenue for the year ending December 31, 2018 will also include orders received and delivered in 2018.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock-based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EDT on November 2, 2018 to review the third quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Marc Beisheim, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Selling, general and administrative expenses	$3,097	$2,909	$8,957	$9,177
Research and product development expenses	1,316	2,157	5,277	4,654
Total operating costs	$4,413	$5,066	$14,234	$13,831
Less: Amortization and depreciation	(130)	(101)	(322)	(314)
Less: DSUs (expense) recovery	(6)	176	382	(548)
Less: Stock-based compensation expense (including PSUs & RSUs)	(245)	(199)	(710)	(540)
Less: Gain (loss) on disposal of assets	21	(3)	15	(117)
Cash operating costs	$4,053	$4,939	$13,549	$12,312

Adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Net loss	$(3,443)	$(2,031)	$(10,198)	$(9,790)
Finance (income) loss, net	501	(138)	2,474	1,969
Income tax expense	–	–	300	–
Amortization and depreciation	162	199	514	600
DSUs expense (recovery)	6	(176)	(382)	548
Stock-based compensation expense (including PSUs & RSUs)	245	199	710	540
Adjusted EBITDA	$(2,529)	$(1,947)	$(6,582)	$(6,133)

Hydrogenics Corporation
Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30,	December 31,	January 1,
	2018	2017	2017
Assets
Current assets
Cash and cash equivalents	$10,813	$21,511	$10,338
Restricted cash	792	435	405
Trade and other receivables	7,461	8,736	5,144
Contract assets	3,090	6,578	5,572
Inventories	19,091	15,048	17,130
Prepaid expenses	1,772	1,374	1,198
	43,019	53,682	39,787
Non-current assets
Restricted cash	292	468	535
Contract assets	2,469	645	–
Investment in joint ventures	1,792	2,797	1,750
Property, plant and equipment	2,587	3,874	4,095
Intangible assets	228	180	203
Goodwill	4,419	4,569	4,019
	11,787	12,533	10,602
Total assets	$54,806	$66,215	$50,389
Liabilities
Current liabilities
Operating borrowings	$–	$1,200	$2,111
Trade and other payables	10,984	10,361	8,059
Contract liabilities	12,449	11,821	10,268
Financial liabilities	4,524	4,913	3,939
Warranty provisions	936	1,174	1,221
Deferred funding	1,713	880	508
	30,606	30,349	26,106
Non-current liabilities
Other liabilities	7,256	8,516	9,262
Contract liabilities	1,562	2,223	3,494
Warranty provisions	806	921	841
Deferred funding	470	33	12
	10,094	11,693	13,609
Total liabilities	40,700	42,042	39,715
Share capital	387,911	387,746	365,923
Contributed surplus	20,470	19,885	19,255
Accumulated other comprehensive loss	(2,441)	(1,822)	(3,623)
Deficit	(391,834)	(381,636)	(370,881)
Total equity	14,106	24,173	10,674
Total equity and liabilities	$54,806	$66,215	$50,389

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Revenues	$7,665	$12,079	$23,421	$28,370
Cost of sales	6,194	9,182	16,611	22,360
Gross profit	1,471	2,897	6,810	6,010

Operating expenses
Selling, general and administrative expenses	3,097	2,909	8,957	9,177
Research and product development expenses	1,316	2,157	5,277	4,654
	4,413	5,066	14,234	13,831

Loss from operations	(2,942)	(2,169)	(7,424)	(7,821)

Finance income (loss)
Interest expense, net on financial instruments measured at amortized cost	(369)	(464)	(1,122)	(1,387)
Foreign currency (losses) gains, net	(61)	58	(19)	513
Loss from joint ventures	(15)	(87)	(1,576)	(258)
Other finance gains (losses), net	(56)	631	243	(837)
Finance income (loss), net	(501)	138	(2,474)	(1,969)

Loss before income taxes	(3,443)	(2,031)	(9,898)	(9,790)
Income tax expense	–	–	300	–
Net loss for the period	(3,443)	(2,031)	(10,198)	(9,790)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(61)	409	(619)	1,357
Comprehensive loss for the period	$(3,504)	$(1,622)	$(10,817)	$(8,433)

Net loss per share
Basic and diluted	$(0.22)	$(0.13)	$(0.66)	$(0.73)

Weighted average number of common shares outstanding, basic and diluted	15,442,416	15,232,905	15,440,081	13,491,562

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of US dollars) (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(3,443)	$(2,031)	$(10,198)	$(9,790)
Decrease (increase) in restricted cash	77	133	(202)	(869)
Items not affecting cash:
Loss (gain) on disposal of property, plant and equipment	(21)	3	(15)	117
Amortization and depreciation	162	199	514	600
Loss (gain) from change in fair value of warrants	33	(631)	(323)	615
Unrealized foreign exchange (gain) loss	64	279	(139)	146
Unrealized loss on joint ventures	15	87	1,576	258
Accreted interest	429	467	1,286	1,608
Stock-based compensation	245	199	710	540
Stock-based compensation – DSUs	6	(176)	(382)	548
Net change in non-cash operating assets and liabilities	(217)	(6,977)	(1,076)	(5,079)
Cash used in operating activities	(2,650)	(8,448)	(8,249)	(11,306)
Investing activities
Investment in joint venture	–	–	–	(93)
Purchase of property, plant and equipment	(204)	(180)	(539)	(2,255)
Receipt of government funding	–	32	974	1,883
Proceeds from disposals of property, plant and equipment	700	–	700	1,035
Purchase of intangible assets	(95)	(33)	(96)	(34)
Cash provided by (used in) investing activities	401	(181)	1,039	536
Financing activities
Proceeds from common shares issued and stock options exercised, net of issuance costs	39	(40)	40	19,730
Principal repayment of long-term debt	(500)	–	(1,250)	(500)
Interest payment	(276)	–	(858)	(788)
Proceeds (repayment) of operating borrowings	–	98	(1,193)	287
Repayment of repayable government contributions	–	(1)	–	(113)
Cash provided by (used in) financing activities	(737)	57	(3,261)	18,616
Increase (decrease) in cash and cash equivalents during the period	(2,986)	(8,572)	(10,471)	7,846
Cash and cash equivalents – Beginning of period	13,847	27,161	21,511	10,338
Effect of exchange rate fluctuations on cash and cash equivalents held	(48)	(244)	(227)	161
Cash and cash equivalents – End of period	$10,813	$18,345	$10,813	$18,345